NAKED BRAND GROUP INC.
10TH FLOOR – 95 MADISON AVENUE
NEW YORK, NY 10016

December 17, 2015

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-6010

Re:	Naked Brand Group Inc. (the “Company”)
Pre-Effective Amendment No. 2 to Registration Statement on Form S-1 (the “Registration Statement”)
Filed: December 16, 2015
Reg. No.: 333-207110

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the Company hereby requests acceleration of the effective date of the above referenced Registration Statement to 4:00 P.M., Washington, D.C. time, on Thursday, December 17, 2015, or as soon thereafter as is practicable.

Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Duane Morris LLP, by calling Nanette Heide, Esq. at (212) 692-1003. The Company hereby authorizes Ms. Heide to orally modify or withdraw this request for acceleration.

In connection with this acceleration request, the Company hereby acknowledges that:

•

should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, that act will not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosures in the Registration Statement; and

•

the Company may not assert staff comments or the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Nanette Heide, Esq. of Duane Morris LLP at (212) 692-1003 should you have any questions or require additional information regarding this request.

Very truly yours,

NAKED BRAND GROUP INC.

By: /s/ Michael Flanagan
Name: Michael Flanagan
Title: Chief Financial Officer